EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

First Quarter
June 30, 2006

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended June 30
	2006	2005

Revenues	$325,504	$251,216

Cost of revenues	205,147	155,928
Selling, general and administrative expenses	83,090	65,945
Depreciation	3,684	2,954
Amortization of intangibles other than brokerage backlog	1,158	817
Amortization of brokerage backlog	2,074	669
Operating earnings	30,351	24,903
Interest expense, net	2,736	3,243
Other income, net	(2,155)	(674)
Earnings before income taxes and minority interest	29,770	22,334
Income taxes	10,229	7,036
Earnings before minority interest	19,541	15,298
Minority interest share of earnings	5,408	4,334
Net earnings from continuing operations	14,133	10,964
Net earnings from discontinued operations, net of income taxes	-	156
Net earnings before cumulative effect of change in accounting principle	14,133	11,120
Cumulative effect of change in accounting principle, net of income taxes	(1,353)	-
Net earnings	$12,780	$11,120

Net earnings (loss) per share
Basic
Continuing operations	$0.47	$0.36
Discontinued operations	-	0.01
Cumulative effect of change in accounting principle	(0.04)	-
	$0.43	$0.37

Diluted
Continuing operations	$0.43	$0.34
Discontinued operations	-	0.01
Cumulative effect of change in accounting principle	(0.04)	-
	$0.39	$0.35

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	June 30, 2006	March 31, 2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$102,723	$167,938
Accounts receivable, net of allowance of $7,981 (March 31, 2006 - $7,482)	155,315	128,276
Mortgage loans receivable	10,028	6,874
Income taxes recoverable	4,773	6,665
Inventories	30,772	27,267
Prepaids and other assets	13,000	12,858
Deferred income taxes	5,754	5,531
	322,365	355,409

Other receivables	8,180	8,311
Fixed assets	53,248	48,733
Other assets	27,152	26,908
Deferred income taxes	3,706	4,381
Intangible assets	81,970	70,775
Goodwill	234,605	196,487
	408,861	355,595
	$731,226	$711,004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$48,891	$41,790
Accrued liabilities	107,263	108,085
Income taxes payable	10,065	5,726
Unearned revenues	11,950	5,349
Long-term debt - current	19,336	18,646
Deferred income taxes	4,755	5,112
	202,260	184,708

Long-term debt - non-current	215,322	230,040
Deferred income taxes	32,736	30,041
Minority interest	37,702	28,463
	285,760	288,544

Shareholders’ equity
Capital stock	75,576	75,687
Contributed surplus	2,541	2,163
Receivables pursuant to share purchase plan	(1,635)	(1,635)
Retained earnings	166,336	160,392
Cumulative other comprehensive earnings	388	1,145
	243,206	237,752
	$731,226	$711,004

                    The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2005	30,192,788	$ 73,542	$ 805	$ (2,148)	$ 103,011	$ 10,661	$ 185,871

Comprehensive earnings:
Net earnings	-	-	-	-	11,120	-	11,120
Foreign currency translation adjustments	-	-	-	-	-	(666)	(666)
Comprehensive earnings							10,454

Subordinate Voting Shares:
Stock option expense	-	-	279	-	-	-	279
Stock options exercised	18,000	139	-	-	-	-	139
Balance, June 30, 2005	30,210,788	$ 73,681	$ 1,084	$ (2,148)	$ 114,131	$ 9,995	$ 196,743

Balance, March 31, 2006	30,055,788	$ 75,687	$ 2,163	$ (1,635)	$ 160,392	$ 1,145	$ 237,752

Comprehensive earnings:
Net earnings	-	-	-	-	12,780	-	12,780
Foreign curency translation adjustments	-	-	-	-	-	1,533	1,533
Unrealized loss on available-for-sale equity securities, net of tax	-	-	-	-	-	(2,290)	(2,290)
Comprehensive earnings							12,023
Subordinate Voting Shares:
Stock option expense	-	-	378	-	-	-	378
Stock options exercised	84,000	839	-	-	-	-	839
Purchased for cancellation	(317,200)	(950)	-	-	(6,836)	-	(7,786)
Balance, June 30, 2006	29,822,588	$ 75,576	$ 2,541	$ (1,635)	$ 166,336	$ 388	$ 243,206

          The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	Three months ended June 30
	2006	2005

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$14,133	$10,964
Items not affecting cash:
Depreciation and amortization	6,916	4,440
Deferred income taxes	(2,802)	(646)
Minority interest share of earnings	5,408	4,334
Other	(858)	(193)
Changes in non-cash working capital:
Accounts receivable	(22,671)	(9,144)
Mortgage loans receivable	(3,203)	-
Inventories	(3,154)	(670)
Prepaids and other assets	2,555	(123)
Payables and accruals	(4,491)	2,977
Unearned revenues	6,601	1,377
Discontinued operations	-	2,946
Net cash (used in) provided by operating activities	(1,566)	16,262

Investing activities Acquisitions of businesses, net of cash acquired	(34,021)	(3,209)
Purchases of minority shareholders’ interests, net	(1,862)	(883)
Purchases of fixed assets	(6,463)	(5,469)
Increases in other assets	(874)	(1,485)
Decreases in other receivables	823	181
Proceeds on sale of equity securities	1,651	-
Discontinued operations	-	(1,188)
Net cash used in investing activities	(40,746)	(12,053)

Financing activities
(Decrease) increase in long-term debt, net	(14,991)	29,189
(Repurchases) issuances of Subordinate Voting Shares, net	(6,947)	139
Financing fees paid	-	(1,134)
Dividends paid to minority shareholders of subsidiaries	(716)	(741)
Discontinued operations	-	(949)
Net cash (used in) provided by financing activities	(22,654)	26,504
Effect of exchange rate changes on cash	(249)	(224)

(Decrease) increase in cash and cash equivalents	(65,215)	30,489

Cash and cash equivalents, beginning of period	167,938	37,458

Cash and cash equivalents, end of period	$102,723	$67,947
    The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in the United States, Canada and several other countries. The Company’s operations are conducted through four segments: Commercial Real Estate Services, Residential Property Management, Property Improvement Services and Integrated Security Services. The Company completed the disposal of its Business Services segment in March 2006 (see note 4).

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2006.

These interim financial statements follow the same accounting policies as the most recent annual financial statements, except for SFAS No. 123 (revised 2004), Share Based Payment (“SFAS 123R”), which was adopted as of April 1, 2006 (see note 10). In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2006 and the results of operations and its cash flows for the three month period ended June 30, 2006. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending March 31, 2007.

3.
ACQUISITIONS - During the quarter, the Company made two acquisitions in Commercial Real Estate Services, two acquisitions in Property Improvement Services and two acquisitions in Residential Property Management for aggregate cash consideration of $34,021 which was allocated as follows: intangible assets $16,314; minority interest $(2,958); net tangible assets $(14,255) and goodwill $34,920. The purchase price allocations are preliminary and are expected to be finalized by March 31, 2007 as assessments of the fair values of intangible assets acquired are completed. In the prior year period, acquisitions were made for cash consideration of $2,480.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to four-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at June 30, 2006, there was contingent consideration outstanding of up to $9,500 ($8,600 as at March 31, 2006). The contingencies will expire during the period extending to January 2009. In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was no contingent consideration issued during the three months ended June 30, 2006 (2005 - $729).

The goodwill acquired during the three months ended June 30, 2006 is not expected to be deductible for income tax purposes.

4.	DISPOSITION - On March 17, 2006, the Company sold its 88.3% interest in Resolve Corporation, its Business Services segment, to a subsidiary of Resolve Business Outsourcing Income Fund.

The disposed business is reported as discontinued operations. The operating results of the discontinued operations are as follows:

Three months ended June 30, 2005
Operating results
Revenues	$36,681
Earnings from discontinued operation before income taxes	63
Provision for income taxes	(93)
Net earnings from discontinued operations	$156

Net earnings per share from discontinued operations:
Basic	$0.01
Diluted	0.01

5.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS, NET - During the three months ended June 30, 2006, the Company completed purchases of shares from minority partners for cash consideration of $4,337 and note consideration of $258 (three months ended June 30, 2005 - cash consideration of $1,074). The purchase prices for the 2006 transactions were allocated as follows: minority interest $165; goodwill $4,430. The purchase price allocations are preliminary and are expected to be finalized by March 31, 2007 as assessments of the fair values of intangible assets acquired are completed. Also during the three month period ended June 30, 2006, the Company sold shares in one subsidiary for cash proceeds of $2,475, which was allocated as follows: dilution gain $2,475. In the prior year period, the Company sold shares in one subsidiary for cash proceeds of $191.

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended June 30, 2006	Three months ended June 30, 2005

Dilution gain on sale of shares of subsidiary	$2,475	$115
Loss on sale of equity securities	(1,053)	-
Earnings from equity investments	733	484
Gain on foreign exchange contracts	-	75
	$2,155	$674

7.
LONG-TERM DEBT - The Company has an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term ending April 1, 2008. The Revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios.

On June 29, 2006, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same. The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.
FINANCIAL INSTRUMENTS - As at June 30, 2006, the Company had interest rate swaps to convert $10,028 of fixed-rate mortgage loans receivable to floating rates in its mortgage origination and placement operations. As of June 30, 2006, the fair value of these swaps was $681 (March 31, 2006 - $57).

The interest rate swaps are being accounted for as fair value hedges in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged asset is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings. During the three months ended June 30, 2006, the hedge was considered highly effective, and the net impact on earnings was nil. The fair value of the swaps is determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

9.	NET EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per share:

	Three months ended June 30
	2006	2005

Net earnings from continuing operations	$14,133	$10,964
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(877)	(431)
Net earnings from continuing operations for diluted earnings per share calculation purposes	$13,256	$10,533

Net earnings	$12,780	$11,120
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(877)	(431)
Net earnings for diluted earnings per share calculation Purposes	$11,903	$10,689

The following table reconciles the denominators used to calculate earnings per share:

(in thousands)	Three months ended June 30
	2006	2005

Basic shares	30,004	30,204
Assumed exercise of Company stock options	452	675
Diluted shares	30,456	30,879

10.
STOCK-BASED COMPENSATION - From April 1, 2003 until March 31, 2006, the Company recognized stock option compensation expense in the statements of earnings using the fair value method of accounting for stock-based compensation under SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148.

On April 1, 2006, the Company adopted SFAS 123R using the modified prospective approach. Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant. The aggregate cumulative effect of change in accounting principle, net of income taxes of nil, was $1,353.

Company stock option plan
The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2006, there were 800,000 options available for future grants (March 31, 2006 - nil).

The Company’s stock option plan is equity-classed. There were no stock options granted during the three months ended June 30, 2006 or 2005. Stock option activity for the three months ended June 30, 2006 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options - Beginning of period	1,716,350	$13.74
Granted	-	-
Exercised	(84,000)	8.41
Forfeited	-	-
Expired	-	-
Shares issuable under options - End of period	1,632,350	$14.27	2.81	$20,192
Options exercisable - End of period	824,975	$11.54	1.76	$12,455

The following table summarizes information about option exercises during the three months ended June 30, 2006 and 2005.

	2006	2005

Number of options exercised	84,000	18,000

Aggregate fair value	$2,097	$362
Intrinsic value	1,258	223
Amount of cash received	$839	$139

Tax benefit recognized	$-	$-

The amount of compensation expense recorded in the statement of earnings for the three months ended June 30, 2006 was $415 (2005 - $279). As of June 30, 2006, there was $2,668 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.25 years. During the three month period ended June 30, 2006, the fair value of options vested was $32 (2005 - $26).

Subsidiary stock option plans
The Company has stock option plans at certain of its subsidiaries. The related stock option compensation expense recorded in the statement of earnings during the three month period ended June 30, 2006 was $246 (2005 - $133). The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (note 9).

11.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12.
SEGMENTED INFORMATION - The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings. Commercial Real Estate Services provides brokerage, property management, mortgage and advisory services to clients in North America, Australia and several other countries. Residential Property Management provides property management, maintenance, landscaping and other ancillary services to residential community associations in the United States. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States. Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

     OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended June 30

2006
Revenues	$137,886	$103,966	$41,661	$41,915	$76	$325,504
Operating earnings	12,564	9,731	10,046	1,420	(3,410)	30,351

2005
Revenues	$99,304	$84,081	$35,222	$32,501	$108	$251,216
Operating earnings	10,157	7,333	8,706	1,078	(2,371)	24,903

GEOGRAPHIC INFORMATION

	United States	Canada	Other	Consolidated

Three months ended June 30
2006
Revenues	$186,019	$97,687	$41,798	$325,504
Total long-lived assets	247,661	80,995	41,167	369,823

2005
Revenues	$139,683	$72,149	$39,384	$251,216
Total long-lived assets	248,252	86,474	24,621	359,347

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
August 10, 2006

Consolidated review

Operating results for the three months ended June 30, 2006, the first quarter of fiscal 2007, relative to the same period a year ago were up significantly, with higher revenues, operating earnings and net earnings generated through a combination of internal and acquired growth.

On March 17, 2006, just prior to our March 31, 2006 fiscal yearend, we disposed of our Business Services segment, operating as Resolve Corporation (“Resolve”). We continue to hold a 7.3% interest in the Resolve Business Outsourcing Income Trust.

During the quarter ended June 30, 2006 we completed six acquisitions. The two most significant acquisitions were in the Commercial Real Estate Services segment, where we added Cohen Financial, a mortgage loan origination and servicing operation based in Chicago and PRDnationwide, a commercial and residential real estate services firm headquartered in Brisbane, Australia. The other acquisitions were completed in the Property Improvement Services and Residential Property Management segments. The aggregate consideration on these acquisitions was $34.0 million. Shortly after the end of the quarter, on July 7, 2006, the Company’s Property Improvement Services segment completed the acquisition of the Handyman Connection franchise system.

On August 1, 2006, we updated our financial outlook for fiscal 2007. The updated outlook is for revenues for $1.2 to $1.275 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $105 to $114 million and adjusted diluted earnings per share from continuing operations (see “Reconciliation of non-GAAP measures” below) of $1.20 to $1.30. The adjustment relates to amortization of short-lived brokerage backlog intangible assets acquired upon recent Commercial Real Estate Services acquisitions, and represents approximately $0.12 per diluted share. Accordingly, the outlook for diluted earnings per share from continuing operations is $1.08 to $1.18. The previous outlook, issued on June 8, 2006, was for revenues of $1.175 to $1.25 billion; EBITDA of $103 to $112 million; adjusted diluted earnings per share from continuing operations of $1.17 to $1.27 and diluted earnings per share from continuing operations $1.05 to $1.15.

Results of operations - three months ended June 30, 2006 and 2005

Revenues for our first quarter of fiscal 2007 were $325.5 million, 30% higher than the prior year quarter. Internal growth was 16%, while acquisitions and changes in foreign exchange rates contributed 12% and 2%, respectively. Our Commercial Real Estate Services unit, operating as Colliers International, accounted for most of the acquisition revenue growth. All four operating segments contributed strongly to internal growth.

First quarter EBITDA was $37.3 million versus $29.3 million reported in the prior year quarter. Our EBITDA margin was 11.4% of revenues versus 11.7% of revenues in the prior year quarter, while our operating earnings margin was 9.3% versus 9.9% in the prior year quarter. The overall decrease in margins was attributable to three of our four segments and higher corporate costs, as discussed below. Operating earnings for the quarter were $30.4 million, up from $24.9 million in the prior year period. Adjusted for the impact of backlog amortization, operating earnings were $32.4 million and $25.6 million, respectively. The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by Commercial Real Estate Services.

Net interest expense was $2.7 million versus $3.2 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 7.3%, approximately 60 basis points higher than the prior year’s quarter. The increase in rate occurred upon the cancellation of floating-rate interest rate swaps during the past twelve months. Net indebtedness at the end of the quarter was $48.2 million lower than one year ago as a result of sale proceeds on Resolve offset by acquisition spending during the past twelve months.

The consolidated income tax rate was approximately 34% of earnings before income taxes and minority interest relative to 32% in the prior year’s quarter. The tax rates of both quarters were impacted by efficiencies generated from the cross-border tax structure we implemented in fiscal 2000. The difference in rates between the periods reflects changes in tax rate mix from the various jurisdictions in which we do business as well as a taxable gain on foreign exchange related to debt repayment that was realized during the quarter.

Net earnings from continuing operations for the quarter were $14.1 million, up 29% versus $11.0 million in the prior year quarter. Adjusting for the impact of backlog amortization, net earnings from continuing operations were $15.3 million, up 34%. The increase was primarily attributable to earnings from Commercial Real Estate Services, as well as strong quarterly results in the Residential Property Management and Property Improvement Services segments.

On April 1, 2006, the Company recorded a $1.4 million after-tax charge to recognize the cumulative effect of a change in accounting principle with respect to the adoption of SFAS No. 123(R), Share Based Payment (“SFAS 123R”). Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.

Earnings per share (“EPS”) and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of FirstService shares outstanding. The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries. As the fair value of subsidiary shares increases, the dilution increases. The weighted average number of FirstService shares outstanding declined 0.7% to 30.0 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises. Diluted FirstService shares outstanding decreased 1.4% to 30.5 million as a result of a reduction in the number of stock options outstanding due to exercises and reduced grant activity.

The Commercial Real Estate Services segment generated $137.9 million of revenues and $16.1 million of EBITDA during the quarter. Revenue growth was 39%, comprised of acquisitions 26%, internal growth of 11% and foreign exchange of 2%. The two acquisitions completed during the quarter together with an acquisition completed in November 2005 represented the acquired revenue growth. Internal growth was particularly strong in the segment’s mortgage origination and placement operations, North American brokerage, and property management. The EBITDA margin was 11.7% relative to 11.9% during the year-ago period. Margins in the current period were favorably impacted by the mortgage banking operations, which typically generate a higher margin than commercial brokerage or property management, while in the prior year the margin benefited from strong brokerage revenues and earnings the Asia Pacific region.

Our Residential Property Management segment reported revenues of $104.0 million for the quarter, up 24% versus the prior year quarter. Internal growth was 23%, and an additional 1% of growth came from acquisitions completed during the last twelve months. Internal growth was generated from new contractual property management client wins in several markets. Residential Property Management EBITDA was $11.2 million relative to $8.6 million in the prior year quarter and margins increased to 10.8% from 10.3%. The increase in margin was primarily the result of operating leverage.

Property Improvement revenues were $41.7 million, an increase of 18% over the prior year period. Internal growth was 13%, while acquisitions and foreign exchange accounted for 3% and 2%, respectively. Internal revenue growth was led by Certa Pro Painters, the California Closets franchise system and the Paul Davis Restoration franchise system, while the acquisition growth was attributable to two recent California Closet “branchise” additions. EBITDA was $11.1 million, up from $9.5 million in the prior year period, at a margin of 26.7% versus 27.1% last year.

The first quarter revenues of our Integrated Security Services segment were $41.9 million. Revenue growth was 29%, but after adjusting for changes in foreign exchange rates was 22%. The majority of the revenue growth was attributable to an acceleration of activity in the US operations relative to the year ago period, in which a decline of 5% was reported. Integrated Security Services EBITDA was $2.1 million versus $1.7 million reported one year ago, and margins declined slightly to 5.1% from 5.3%.

Corporate expenses for the quarter totaled $3.3 million, an increase of $1.0 million versus the prior year period, mainly as a result of higher staffing levels to support compliance with US and Canadian securities regulations on internal control over financial reporting.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2007
Revenues	$325,504
Operating earnings	30,351
Net earnings	12,780
Net earnings per share:
Basic	0.43
Diluted	0.39

FISCAL 2006
Revenues	$251,216	$272,320	$296,651	$247,947
Operating earnings	24,903	24,430	12,930	2,963
Net earnings from continuing operations	10,964	11,228	5,371	471
Net earnings (loss) from discontinued operations	156	2,564	2,782	35,961
Net earnings	11,120	13,792	8,153	36,432
Net earnings per share:
Basic	0.37	0.46	0.27	1.21
Diluted	0.35	0.44	0.26	1.18

FISCAL 2005
Revenues		$142,717	$176,926	$200,110
Operating earnings		15,384	10,344	(2,838)
Net earnings from continuing operations		8,462	3,266	(2,874)
Net earnings (loss) from discontinued operations		1,066	1,676	2,219
Net earnings		9,528	4,942	(655)
Net earnings per share:
Basic		0.32	0.17	(0.02)
Diluted		0.32	0.16	(0.04)

OTHER DATA
EBITDA - Fiscal 2007	$37,267
EBITDA - Fiscal 2006	29,343	$28,679	$20,663	$10,119
EBITDA - Fiscal 2005		$17,955	$18,364	$5,337

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation and amortization. We use EBITDA to evaluate operating performance and as a measure for debt covenants with our lenders. EBITDA is an integral part of our planning and reporting systems. We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets. We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to net earnings from continuing operations appears below.

(in thousands of US$)	Three months ended June 30
	2006	2005

EBITDA	$37,267	$29,343
Depreciation and amortization	6,916	4,440
Operating earnings	30,351	24,903
Other income, net	(2,155)	(674)
Interest expense	2,736	3,243
Income taxes	10,229	7,036
Minority interest	5,408	4,334
Net earnings from continuing operations	$14,133	$10,964

We are presenting adjusted earnings measures to eliminate the impact of amortization of short-lived brokerage backlog intangible assets recognized upon recent Commercial Real Estate Services acquisitions. The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date. The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP. The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended June 30
	2006	2005

Adjusted operating earnings	$32,425	$25,572
Amortization of brokerage backlog	(2,074)	(669)
Operating earnings	$30,351	$24,903

Adjusted net earnings from continuing operations	$15,280	$11,392
Amortization of brokerage backlog	(2,074)	(669)
Deferred income taxes	721	241
Minority interest	206	-
Net earnings from continuing operations	$14,133	$10,964

Adjusted diluted net earnings per share from continuing operations	$0.47	$0.35
Amortization of brokerage backlog, net of deferred income taxes	(0.04)	(0.01)
Diluted net earnings per share from continuing operations	$0.43	$0.34

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northeastern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 9% of consolidated annual revenues.

The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results. These brokerage operations comprise approximately 30% of consolidated annual revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Liquidity and capital resources

Net cash used in operating activities for the quarter was $1.6 million, versus cash provided of $16.3 million in the prior year period. There was a significant investment in working capital during the quarter, mainly accounts receivable, particularly by the Commercial Real Estate Services and Integrated Security Services operations. We expect to generate significant cash flow from operations during the second quarter as the first quarter receivables are collected. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at June 30, 2006 was $131.9 million, versus $80.7 million at March 31, 2006. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The change in indebtedness resulted from spending on acquisitions, capital expenditures, and the absence of positive cash flow from operations (after working capital investment) during the quarter. We are in compliance with the covenants within our financing agreements as at June 30, 2006 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $102.9 million of available un-drawn credit as of June 30, 2006.

For the three months ended June 30, 2006, capital expenditures were $6.5 million. Significant purchases included $2.0 million in leasehold improvements and office furniture to refurbish and expand Commercial Real Estate Services offices. Capital expenditures for the year are expected to be approximately $20 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $9.5 million as at June 30, 2006 ($8.6 million as at March 31, 2006). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position for a predetermined formula price, which is usually equal to the multiple of trailing two-year average EBITDA underlying the purchase price paid by the Company for the original acquisition, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $103 million at June 30, 2006 (March 31, 2006 - $79 million). The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if done with cash, could materially increase net earnings by eliminating minority interest expense and increasing interest expense.

The following table summarizes our contractual obligations as at June 30, 2006:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$229,142	$17,840	$32,194	$28,572	$150,536
Capital lease obligations	5,516	1,497	4,019	-	-
Operating leases	128,316	27,138	43,108	29,536	28,534
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$362,974	$46,475	$79,321	$58,108	$179,070

At June 30, 2006, we had commercial commitments totaling $7.1 million comprised of letters of credit outstanding due to expire within one year.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 16 and 17 to the March 31, 2006 annual audited consolidated financial statements and notes 8 and 11 to the June 30, 2006 unaudited interim consolidated financial statements.

Transactions with related parties

During the quarter, we paid rent to entities controlled by minority shareholders of subsidiaries of the Company. The business purpose of these transactions was to rent office and warehouse space. The amount of the transactions was $0.2 million (2005 - $0.3 million), and they were completed at market rates. The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2006.

Impact of recently issued accounting standards

There are no recently issued accounting standards affecting the Company in addition to those described in our annual report dated March 31, 2006.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

As at June 30, 2006, the Company had interest rate swaps to convert $10,028 of fixed-rate mortgage loans receivable to floating rates. As of June 30, 2006, the fair value of these swaps was $681 (March 31, 2006 - $57).

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

During the period from May 25, 2006 to June 7, 2006 the Company purchased 317,200 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market at an average cost of $24.55 per share pursuant to a normal course issuer bid. The repurchases represented approximately 1.1% of the total shares outstanding prior to the repurchases and were funded from cash on hand. The total number of shares repurchased during the past twelve months is 888,850 representing 2.9% of the total shares outstanding prior to the repurchases.

As of the date hereof, the Company has outstanding 28,496,894 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,632,350 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.